EXHIBIT 4

BREAKWATER RESOURCES LTD.
2004 FIRST QUARTER INTERIM REPORT                                 [PICTURE]
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


SIGNIFICANTLY BETTER NET EARNINGS
IN THE FIRST QUARTER OF 2004
OF $2.2 MILLION COMPARED WITH
THE FIRST QUARTER OF 2003


     THE FOLLOWING DISCUSSION OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BREAKWATER RESOURCES LTD. CONSTITUTES MANAGEMENT'S REVIEW OF THE FACTORS THAT AFFECTED THE COMPANY'S FINANCIAL AND OPERATING PERFORMANCE FOR THE THREE MONTHS ENDED MARCH 31, 2004, AND SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S MD&A INCLUDED IN THE 2003 ANNUAL REPORT.

     OVERVIEW

     The continued improvement in base and precious metal prices contributed to the Company's significantly better Net Earnings in the first quarter of 2004 of $2.2 million compared with a Net Loss $1.5 million in the first quarter of 2003, even though total tonnes of concentrate sold were slightly lower and the stronger Canadian dollar reduced realized Canadian dollar metal prices.

     The Company realized an average zinc price of US$1,058 per tonne in the first quarter of 2004 compared with average prices of US$785, US$768, US$810 and US$859 in the first, second, third and fourth quarters of 2003 respectively.

     The total cash costs per pound of payable zinc were US$0.34 for the first quarter and the average realized price of zinc was US$0.48 per pound (See Non-GAAP Reconciliation).

     Total zinc metal production for the quarter was 38,641 tonnes of zinc contained in concentrate and was in line with Breakwater's production forecast. Total lead, copper and silver production for the quarter were on or better than forecast. Gold production was lower than planned due to stockpiling at El Toqui of the high-grade, gold-bearing ore that will be campaign (batch) milled during the second quarter of the year in order to ensure maximum recovery.

     Exploration activities continued at all mine sites during the quarter with particularly good results at El Toqui. As a follow-up to previous exploration activities in the Toqui District, a twelve-hole, 1,516-metre drill program was completed during the quarter in the south of the Concordia area that lies approximately three kilometres northwest of the Toqui mine.

     Seven of the twelve holes drilled in the quarter encountered base and precious metal mineralization, with a grouping of four holes averaging 15.67 percent zinc, 5.72 percent lead, 156 grams of silver per tonne and 0.45 percent copper over an average true thickness of 8.3 metres.

     The Concordia area remains open in a north south direction and mineralization encountered to date suggests the potential for multiple mineralized zones in the target area. This is part of a larger, unexplored area of the property, and further drilling is underway.

     In addition, a five-hole, 1,707 metre diamond drill program was initiated in the Aserradero area during January to test the continuation of the structural trend of the gold/zinc deposit to the southeast, beyond the known mineral resource and reserve area. All of the drill holes intercepted a strongly mineralized manto with a true thickness between 4.9 and 7.7 metres. The average true thickness was 6.5 metres at an average grade of 5.4 percent zinc and 8.8 grams per tonne of gold.

     The drill program was successful in extending the zone for a distance of 170 metres to the southeast and, to date, the deposit remains open to the south, northeast and southeast. The data from this drill program will be incorporated into the current mine plan to update the mineral resources for this area. A new drill program is currently being planned.

     On January 28, 2004, the Company completed the sale of 57,142,858 units for net proceeds of $37.0 million. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. $16.0 million was used to fully repay the Non-Revolving Facility, $16.4 million will be used for the Langlois development and the balance is to be used for working capital and general corporate purposes.

     On February 16, 2004, the Company signed a letter of intent with Boliden AB to purchase all the outstanding shares of Boliden Westmin (Canada) Limited ("BWCL"). BWCL is the owner of the Myra Falls mine in British Columbia. Subject to final due diligence, the acquisition is expected to close in June 2004.


RENEWED COMMITMENT TO GROWTH            1              BREAKWATER RESOURCES LTD.

     OUTLOOK

     The past two quarters (Q4-03 and Q1-04) have seen stronger commodity prices and despite the impact of the weakening US dollar, this has improved the Company's financial performance. These stronger commodity prices, coupled with the injection of new equity allowed the Company to retire all of its bank debt, increase its working capital and have stimulated a renewed opportunity for growth. While management looks to internal opportunities, such as the re-opening of the Langlois mine and the expansion of El Toqui mine, external opportunities are also being explored. The Company continues with its due diligence for the acquisition of the Boliden Westmin (Canada) Ltd. with its Myra Falls multi-metal producing mine, and has begun a more aggressive exploration program in the mineral-rich El Toqui District. Breakwater is also evaluating alternative uses for the Bougrine infrastructure in Tunisia. As well, on an ongoing basis, other opportunities are being explored to increase the Company's reserve and resource base and production profile in the base metal sector.

     Production of zinc metal contained in concentrate was 3 percent under forecast while lead metal in concentrate was 4 percent above forecast and copper was essentially on target. Contained silver production was 23 percent better than forecast while gold production contained was 26 percent under forecast. Gold production should be on forecast by year-end as production from the Aserradero zone is increased and stockpiled ore from the Aserradero zone is milled.

STATEMENT OF OPERATIONS REVIEW -
FIRST QUARTERS 2004 AND 2003

     GROSS SALES REVENUE

     Gross Sales Revenue increased by $7.3 million to $60.2 million in the quarter ended March 31, 2004, from $52.9 million in the same period in 2003. The improvement in the US dollar price of all metals contributed to this increase, though the stronger Canadian dollar and slightly lower sales volumes offset the total Canadian dollar amount realized. The average Canadian/US dollar exchange rate realized was 1.3167 for the first quarter of 2004 compared with 1.5117 for the same period in 2003. Total tonnes of concentrates sold decreased by 4 percent from 89,653 tonnes to 86,030 tonnes. Though the number of zinc concentrate tonnes sold was higher at 77,948 tonnes versus 72,383 tonnes, copper and lead concentrate tonnes were lower (see table below for actual metal sold). Lower mine production levels and the timing of shipments contributed to fewer tonnes being sold.

                                               FIRST      First
                                             QUARTER    Quarter
                                                2004       2003
            ---------------------------------------------------
            SALES BY METAL IN CONCENTRATE
            Zinc - tonnes                     35,518     32,645
            Lead - tonnes                      2,619      4,141
            Copper - tonnes                      579      1,406
            Gold - ounces                      7,249      9,020
            Silver - ounces                  331,978    447,456

                                               FIRST      First
                                             QUARTER    Quarter
            ($ millions)                        2004       2003
            ---------------------------------------------------
            GROSS SALES REVENUE BY METAL
            Zinc (US$)                          37.6       25.6
            Lead (US$)                           2.3        1.9
            Copper (US$)                         1.5        2.3
            Gold (US$)                           3.0        3.1
            Silver (US$)                         1.7        2.1
            Hedge settlements &
            mark-to-market adjustments          (0.4)         -
            ---------------------------------------------------
            TOTAL GROSS SALES REVENUE
              (US$)                             45.7       35.0
            Realized exchange rate            1.3172     1.5117
            ---------------------------------------------------
            TOTAL GROSS SALES REVENUE
              (C$)                              60.2       52.9

     The Company periodically hedges against fluctuations in metal prices with the use of financial instruments (forward sales and options). Outstanding positions are marked to market at the end of each period. No metal hedging was in place in the first quarter of 2003. At the end of March 31, 2004, the following positions were outstanding:

                                STRIKE      QUANTITY -                 STRIKE
METAL               TYPE         PRICE          OUNCES                  DATES
-----------------------------------------------------------------------------
SILVER           FORWARD         $7.70         400,000        MAY - DEC. 2004
SILVER              CALL         $5.50         180,000       APR. - JUNE 2004
GOLD                CALL          $395             700             APRIL 2004

     NET REVENUE

     For the first quarter of 2004, Net revenue (the value of concentrates sold after deducting treatment charges, freight and marketing costs) increased by 29 percent to $39.3 million in 2004 from $30.5 million in the same period in 2003. Treatment charges, (the amount paid to smelters for refining concentrates to produce metal) shipping and marketing costs decreased by 7 percent to $20.8 million in 2004 from $22.4 million in 2003. Treatment charges, shipping and marketing expenses were lower on average in the first quarter of 2004 at $242 per tonne of concentrate sold compared with $250 per tonne in 2003. The stronger Canadian dollar more than offset treatment charge escalators triggered by higher metal prices.


FIRST QUARTER                           2

     DIRECT OPERATING COSTS

     For the first quarter of 2004, Direct operating costs were $26.8 million compared with $26.2 million in 2003. The slightly higher direct operating costs in 2004 arose despite lower quantities sold due to higher unit production costs. The average cost per tonne of concentrate sold increased to $311 compared with $292 in 2003. The main reason for this increase was lower mine production for the quarter, particularly at Bougrine.

                                             FIRST        First
                                           QUARTER      Quarter
            ($ millions)                      2004         2003
            ---------------------------------------------------
            DIRECT OPERATING COSTS
            Bouchard-Hebert                   11.1         10.0
            Nanisivik                            -          2.7
            Bougrine                           6.2          2.5
            El Mochito                         6.9          7.3
            El Toqui                           2.6          3.7
            ---------------------------------------------------
            Total                             26.8         26.2

     OTHER EXPENSES (INCOME)

     Other Expenses (Income) were an expense of $2.5 million in the first quarter of 2004 compared with income of $3.0 million for the same period in 2003. General and administrative expenses increased by $0.6 million due to the Company's adoption of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 - "Stock Based Compensation", and higher compensation and general office costs. Interest and financing expenses decreased by $0.6 million due to the significant reduction of debt between the comparable periods. The Foreign exchange loss (gain) on US dollar denominated debt was a loss in 2004 of $0.4 million compared with a gain of $5.0 million in 2003. This was due to the weakening of the Canadian dollar in 2004 from the beginning of the year to the time debt was repaid in late January, compared with a strengthening in 2003.

                                              FIRST    First
                                            QUARTER  Quarter
            ($ millions)                       2004     2003
            ------------------------------------------------
            OTHER EXPENSES (INCOME)
            General and administrative          2.0      1.4
            Interest and financing              0.1      0.7
            Investment and other income           -     (0.1)
            Foreign exchange loss (gain) on
              US dollar denominated debt        0.4     (5.0)
            ---------------------------------------------------
            TOTAL OTHER EXPENSES
              (INCOME)                          2.5     (3.0)
            Other non-producing
              property costs                    1.3      0.6
            Income and mining taxes             0.4        -
            ---------------------------------------------------
            TOTAL EXPENSE (INCOME)              4.2     (2.4)

     OTHER NON-PRODUCING PROPERTY COSTS

     Other non-producing properties costs, which include care and maintenance costs for the Caribou, Langlois and Nanisivik properties and exploration costs were $1.3 million in the first quarter of 2004 compared with $0.6 million in 2003. The increase is due to having to incur an additional year of carrying costs for the Nanisivik property because of the delay in being able to commence reclamation.

     CASH PROVIDED FROM OPERATING ACTIVITIES
     (BEFORE CHANGES IN NON-CASH WORKING
     CAPITAL ITEMS)

     Cash Provided from Operating Activities (before changes in non-cash working capital items) was $9.7 million in the first quarter 2004 compared with $0.8 million in 2003.

                                               FIRST      First
                                             QUARTER    Quarter
            ($ millions)                        2004       2003
            ---------------------------------------------------
            CASH PROVIDED FROM OPERATING
            ACTIVITIES (before changes in
            non-cash working capital items)

            INCOME (LOSS) FROM MINING
              ACTIVITIES                         6.4       (3.8)
            Other income (expenses)             (2.5)       3.0
            Other non-producing property
              income costs                      (1.3)      (0.6)
            Income and mining taxes             (0.4)      (0.1)
            ---------------------------------------------------
            NET EARNINGS (LOSS)                  2.2       (1.5)
            Reclamation expenditures            (0.3)      (0.8)
            Non-cash expenses                    7.8        3.1
            ---------------------------------------------------
            CASH PROVIDED FROM
              OPERATING ACTIVITIES
              (before changes in non-cash
              working capital items)             9.7        0.8


LIQUIDITY AND FINANCIAL POSITION REVIEW

     WORKING CAPITAL

     Cash and cash equivalents were $27.3 million at March 31, 2004 compared with $6.4 million at December 31, 2003. Working capital was $64.5 million compared with $36.8 million at the end of 2003. These improvements are directly related to the completion of the Common Share issue in January 2004 and funds generated from operating activities.

     DEBT

     Total borrowings at March 31, 2004, were $2.0 million, down from $25.8 million at the end of 2003. During the quarter the Non-Revolving Facility (US$12.1 million) and Revolver (US$5.0 million) were fully repaid (the Revolver remains available to be drawn against up to US$ 25.0 million). As well, $1.0 million owed to Dundee Securities Corporation and $0.7 million in the form of a prepayment for zinc concentrates, were repaid.


RENEWED COMMITMENT TO GROWTH            3              BREAKWATER RESOURCES LTD.

     RECLAMATION AND CLOSURE COSTS

     At March 31, 2004, the total Reclamation and Closure Cost Accrual was $35.2 million. $30.9 million of this amount was the estimated fair value of the Company's obligation for asset retirement at its mine sites as per the CICA Handbook Section - 3110 "Asset Retirement Obligations", which was adopted January 1, 2004 (See "Changes in Accounting Policies"). The balance of $4.2 million reflects the accrued severance liabilities at the various mine sites.

     EQUITY

     At the end of March 2004, the Company had issued and outstanding Common Shares of 344.4 million compared with 285.8 million at the end of December 2003. This increase resulted from the share issue in January (57.1 million), with the balance (1.5 million) from the exercise of options and warrants.

     Shareholders' equity at March 31, 2004, was $137.1 million compared with $96.2 million at December 31, 2003, reflecting Net Earnings of $2.2 million for the first quarter of 2004, proceeds from equity issued of $37.4 million , a reduction in the Cumulative translation adjustment of $1.2 million and an increase in the Contributed surplus of 0.1 million.

     CAPITAL EXPENDITURES

     Total capital expenditures in the quarter were $5.0 million. The majority of these funds were used for sustaining capital of $3.6 million, $1.0 million for exploration mainly at El Toqui and Bouchard-Hebert, and $0.4 million for new tailings dam work at El Mochito.

     FINANCIAL CAPABILITY

     With its existing working capital and credit availability, the Company is well positioned to carry out its operating, capital and acquisition program as presently contemplated.

     OPERATING REVIEW

     The following table summarizes financial results for each of the Company's operating mines.

     OPERATING REVIEW FOR THE THREE MONTHS ENDED MARCH 31

                                   Contribution
                                      (Loss)
                                    From Mining      Non-cash         Capital
                   Gross Revenue   Activities(1)     Costs(2)       Expenditures
(millions of $)     2004   2003    2004    2003     2004   2003     2004    2003
--------------------------------------------------------------------------------
Bouchard-Hebert     29.0   19.9     6.6       -      2.1    3.0      0.4       -
Bougrine            11.1    5.0    (1.1)   (1.9)     1.9    2.1      0.1     0.4
El Mochito          15.2   14.9     2.1    (0.4)     1.0    1.3      0.9     0.2
El Toqui             5.6    4.7    (0.1)   (0.1)     0.8    0.7      2.8     1.5
Nanisivik              -    8.4    (0.2)   (1.2)     0.2    0.8        -       -
Langlois               -      -       -       -        -      -      0.4     0.5
Unallocated     (3) (0.7)     -    (0.9)   (0.2)     0.2    0.2      0.4     0.7
--------------------------------------------------------------------------------
Total               60.2   52.9     6.4    (3.8)     6.2    8.1      5.0     3.3


1) After non-cash costs.
2) Depreciation, depletion and reclamation costs.
3) Hedge settlements and mark-to-market of outstanding hedge positions.


FIRST QUARTER                           4

NON-GAAP RECONCILIATION

NON-GAAP RECONCILIATION OF TOTAL CASH COSTS
PER POUND OF PAYABLE ZINC TO CONSOLIDATED
FINANCIAL STATEMENTS

                                                     FIRST     First
                                                   QUARTER   Quarter
                                                      2004      2003
            --------------------------------------------------------
            By-Product Credit ($ millions)
              Gross sales revenue per
                financial statements                  60.2      52.9
              Less zinc sales revenue                (45.6)    (42.1)
              Inventory adjustment                    (0.3)      0.7
            --------------------------------------------------------
                                                      14.3      11.5
            --------------------------------------------------------
            Treatments Charges ($ millions)
              Per financial statements                20.8      22.4
              Inventory adjustment                     1.5      (0.9)
            --------------------------------------------------------
                                                      22.3      21.5
            --------------------------------------------------------
            Direct operating costs ($ millions)
              Per financial statements                26.8      26.2
              Inventory adjustment                    (2.1)      1.4
            --------------------------------------------------------
                                                      24.7      27.6
            --------------------------------------------------------
            Total Cash Costs - Canadian
              ($ millions)                            32.7      37.6
            Exchange rate C$/US$                    1.3167    1.5097
            Total Cash Costs - US ($ millions)        24.8      24.9

            Zinc pounds produced (millions)           72.2      80.1
            Total Cash Costs per pound
              of payable zinc (US$)                   0.34      0.31

RECONCILIATION OF MINESITE OPERATING CASH
COSTS PER TONNE MILLED TO CONSOLIDATED
FINANCIAL STATEMENTS

                                                     FIRST     First
                                                   QUARTER   Quarter
                                                      2004      2003
            --------------------------------------------------------
            Direct operating costs ($ millions)
              Per financial statements                26.8      26.2
              Inventory adjustment                    (2.1)      1.4
            --------------------------------------------------------
            Minesite Operating Cash
              Costs - Canadian ($ millions)           24.7      27.6
            --------------------------------------------------------
            Exchange rate C$/US$                    1.3167    1.5097
            Minesite Operating Cash
              Costs - US ($ millions)                 18.7      18.3
            Tonnes milled                          609,160   655,616
            Minesite Operating Cash
              Costs per tonne milled (US$)           30.77     27.84

     Total Cash Costs per Pound of Payable Zinc and Minesite Operating Cash Costs per Tonne Milled are furnished to provide additional information and are non-GAAP measures. These measures should not be considered in isolation as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. These measures intend to provide investors with information about the cash generating capabilities of the Company's mining operations. The Company uses this information for the same purpose. Mining operations are capital intensive. These measures exclude capital expenditures. Capital expenditures are discussed throughout the MD&A and the consolidated financial statements.

     PRODUCTION STATISTICS

     Production of zinc in concentrate in the first quarter ended March 31, 2004 totaled 85.4 million pounds compared with 95.0 million pounds in the first quarter of 2003. The reduced zinc production during the quarter reflects less mill production at Bougrine and El Mochito, and lower head grades at El Mochito and El Toqui.

ZINC PRODUCTION

                                                   FIRST       First
            (million pounds of zinc              QUARTER     Quarter
            contained in concentrate)               2004        2003
            --------------------------------------------------------
            Bouchard-Hebert                         31.5        29.8
            Bougrine                                15.0        21.3
            El Mochito                              22.7        25.2
            El Toqui                                16.2        18.7
            --------------------------------------------------------
            Total zinc production                   85.4        95.0

            PRODUCTION STATISTICS - ALL MINES

                                                   FIRST       First
                                                 QUARTER     Quarter
                                                    2004        2003
            --------------------------------------------------------
            Ore Milled (tonnes)                  609,160     655,617
              Zinc (%)                               7.2         7.4
            Concentrate Production
              Zinc (tonnes)                       72,450      80,943
              Copper (tonnes)                      6,127       8,443
              Lead (tonnes)                        5,139       5,885
              Gold (tonnes)                          874         848
            Metal in Concentrates
              Zinc (tonnes)                       38,641      43,125
              Copper (tonnes)                        921       1,328
              Lead (tonnes)                        3,468       3,935
              Silver (ounces)                    564,863     588,602
              Gold (ounces)                        6,363       7,252
            Minesite Operating Cash Costs
              Per tonne milled (US$)
              (See Non-GAAP Reconciliation
              above)                               30.77       27.84
            Total Cash Costs
              Per pound payable zinc (US$)
              (See Non-GAAP Reconciliation
              above)                                0.34        0.31


RENEWED COMMITMENT TO GROWTH            5              BREAKWATER RESOURCES LTD.

BOUCHARD-HEBERT MINE

     Despite a 5 percent reduction in the tonnes milled, zinc metal in concentrate increased by 6 percent in the first quarter of 2004 over the same period in 2003 due to a higher zinc head grade, improved zinc recovery and an improved zinc concentrate grade. Copper recovery and concentrate grade were lower in the first quarter of 2004 over the same period in 2003, resulting in a 27 percent reduction of copper in concentrate. This reduction was due to a decrease in the copper head grade as mining is currently in the upper portions of the deposit where copper grades are lower.


                                                   FIRST       First
                                                 QUARTER     Quarter
                                                    2004        2003
            --------------------------------------------------------
            PRODUCTION STATISTICS
            Ore Milled (tonnes)                  256,816     271,059
              Zinc (%)                               6.2         5.6
              Copper (%)                             0.4         0.6
              Silver (grams/tonne)                    27          42
              Gold (grams/tonne)                     1.0         1.3
            Concentrate Production
              Zinc (tonnes)                       25,877      24,768
                Recovery (%)                        90.4        88.9
                Grade (%)                           55.3        54.6
              Copper (tonnes)                      6,127       8,443
                Recovery (%)                        82.3        84.5
                Grade (%)                           15.0        15.7
            Metal in Concentrates
              Zinc (tonnes)                       14,300      13,518
              Copper (tonnes)                        921       1,328
              Silver (tonnes)                     72,387     132,649
              Gold (ounces)                        4,529       6,664
            Minesite Operating Cash Costs
              Per tonne milled (C$)                33.94       36.73
            Total Cash Costs
              Per pound of payable zinc
              (US$)                                 0.29        0.29


     Bouchard-Hebert Mine Outlook

     Closure of the mine is still expected near the end of the first quarter of 2005, with preliminary reclamation work planned to begin in the fourth quarter of 2004.

     The Company continues its diamond drilling program on two known anomalies in close proximity to the mine, and will carry out geophysics and other exploration activities in the area of the mine throughout the remainder of the year. If successful, this could extend the life of the mine, but it will not prevent a temporary closure due to the time requirements to develop a zone, if found.

     BOUGRINE MINE

     Production of zinc in concentrate decreased by 29 percent in the first quarter of 2004 compared with the first quarter of 2003 due to the rescheduling in August 2003 of the milling operations to five days per week. As well, a further reduction in tonnes milled was brought about by a nine-day interruption of mining to stabilize a caved area between 277 and 316 levels. A major back-filling program was undertaken during the quarter to support and stabilize the area on the 316 level and control the oxidization process that was producing gas. Operations are now back to normal.

                                                   FIRST       First
                                                 QUARTER     Quarter
                                                    2004        2003
            --------------------------------------------------------
            PRODUCTION STATISTICS
            Ore Milled (tonnes)                   78,353     108,901
              Zinc (%)                              10.8        10.9
              Lead (%)                               1.7         1.6
            Concentrate Production
              Zinc (tonnes)                       12,642      17,729
                Recovery (%)                        80.3        81.9
                Grade (%)                           53.9        54.6
              Lead (tonnes)                        1,597       1,874
                Recovery (%)                        77.2        74.2
                Grade (%)                           63.4        66.7
            Metal in Concentrates
              Zinc (tonnes)                        6,699       9,676
              Lead (tonnes)                        1,079       1,250
            Minesite Operating Cash Costs
              Per tonne milled (US$)               45.36       34.56
            Total Cash Costs
              Per pound payable zinc
              (US$)                                 0.42        0.32

     Bougrine Mine Outlook

     Due to the interruptions in mining experienced during the first quarter of 2004, the tonnes to be processed for the year are now estimated to be 364,700 compared with the original estimate for 2004 of 375,800 tonnes, or a 3 percent reduction. The zinc metal contained in concentrate will drop accordingly.

     The Bougrine mine is expected to cease operation during the first half of 2005. Management undertook, in late 2003, to examine alternative uses for the Bougrine mill and infrastructure. A study was initiated to determine the technical merit of converting the facility to a clinker grinding and last-stage cement producing plant. As well, a marketing study was undertaken. Both reports are expected to be received during the second quarter. Preliminary observations indicate that the project is viable. A feasibility study is expected to commence during the second quarter.


FIRST QUARTER                           6

     EL MOCHITO MINE

     Production of zinc metal in concentrate at El Mochito decreased by 11 percent in the first quarter of 2004 compared to the same period in 2003. This was due to lower ore production and grades. The lead metal in concentrate production decreased by 12 percent in the first quarter of 2004 over the same period in 2003 due to lower ore production, decreased head grade and recovery. Silver production increased quarter over quarter due to improved grades.

     Total cash costs remained the same at US$0.29 per pound of payable zinc. The mine produced less metal quarter over quarter because fewer tonnes were mined in Q1-04 due to the stoping cycle and lower grade ore being mined in the lower manto zones. Mine development headings have reached the Northeast Salva Vida and the new Barbasco Zone where higher grade ore is available for mining.

     Underground diamond drilling continued to outline ore to the northwest on the Salva Vida Trend.

                                                   FIRST       First
                                                 QUARTER     Quarter
                                                    2004        2003
            --------------------------------------------------------
            PRODUCTION STATISTICS
            Ore Milled (tonnes)                  160,910     166,494
              Zinc (%)                               7.0         7.5
              Lead (%)                               1.8         1.9
              Silver (grams/tonne)                    93          84
            Concentrate Production
              Zinc (tonnes)                       19,515      21,924
                Recovery (%)                        91.7        91.9
                Grade (%)                           52.8        52.1
              Lead (tonnes)                        3,542       4,011
                Recovery (%)                        82.2        83.4
                Grade (%)                           67.5        66.9
            Metal in Concentrates
              Zinc (tonnes)                       10,302      11,422
              Lead (tonnes)                        2,389       2,685
              Silver (ounces)                    431,289     398,785
            Minesite Operating Cash Costs
              Per tonne milled (US$)               31.90       29.70
            Total Cash Costs
              Per pound payable zinc
              (US$)                                 0.29        0.29

     El Mochito Mine Outlook

     The Company has accelerated its development and exploration programs in various sectors of the mine on targets with the most promise to increase reserves and resources. Results are expected in the second quarter.

     EL TOQUI MINE

     The milled tonnage at El Toqui increased over the first quarter of 2003 due to the improved operating efficiencies in the new crushing plant, which aided in the delivery of crushed material to the grinding plant. Zinc head grades in the first quarter of 2004 were lower than in the same period in 2003 resulting in a 14 percent decrease in zinc metal production. Gold head grades were higher in the first quarter of 2004 than in the same period in 2003 resulting in an increase in gold production, a reflection of the contribution of mining in the higher grade Aserradero area.

     Principal to the increased unit costs quarter over quarter were the fewer pounds of payable zinc and increased site operating costs due to the strengthening Chilean Peso against the US dollar and increasing fuel costs. These two items accounted for approximately three-quarters of the 11 percent increase in operating costs.

     The new Aserradero Zone was reached during the quarter and processing of this higher-grade gold ore will be conducted in the second quarter.

     Exploration work for the quarter focused on surface and underground diamond drilling. The surface program targeted on the Aserradero and Concordia areas, the results of which have already been noted earlier.

                                                   FIRST       First
                                                 QUARTER     Quarter
                                                    2004        2003
            --------------------------------------------------------
            PRODUCTION STATISTICS
            Ore Milled (tonnes)                  113,081     109,163
              Zinc (%)                               7.0         8.4
              Gold (grams/tonne)                     0.8         0.3
            Concentrate Production
              Zinc (tonnes)                       14,416      16,522
                Recovery (%)                        93.1        92.3
                Grade (%)                           51.0        51.5
              Gold (tonnes)                          874         848
                Recovery (%)                        28.3        34.1
                Grade (grams/tonne)                 29.7        13.1
            Metal in Concentrates
              Zinc (tonnes)                        7,341       8,509
              Gold (ounces)                        1,834         588
              Silver (ounces)                     61,188      57,158
            Minesite Operating Cash Costs
              Per tonne milled (US$)               30.42       27.41
            Total Cash Costs
              Per pound payable zinc
              (US$)                                 0.42        0.36

     El Toqui Mine Outlook

     With the installation of the new primary crusher in 2003, the focus of increasing the milling capacity was placed on the grinding, dewatering and tailings disposal systems. The civil and mechanical aspects of the expansion are expected to be completed by the second quarter of 2004 with production ramp up to take place in the third quarter. The capacity increase planned for is a 25 percent mill throughput increase.

     LANGLOIS

     During the quarter, an internal review of SRK's study to re-open the Langlois mine was initiated. The main focus of the study was material handling, detailed mine planning of Zone 97, redesigning the paste-fill distribution system, updating the power distribution system for the mine, equipment repair and stope design for Zones 3 and 4. As well, economic reviews of various mining methods were conducted.


RENEWED COMMITMENT TO GROWTH            7              BREAKWATER RESOURCES LTD.

     NANISIVIK MINE

     In compliance with the Water License issued by the Nunavut Water Board
(NWB) in October 2002, the Company revised its estimate of the costs associated with the closure of the Nanisivik Mine. That revision saw the estimate increase from approximately $9.2 million to $9.9 million. The majority of the increase is attributable to increased volume of material required to cover the tailing ponds.

     Discussions with DIAND regarding the financial security attached to the Water License are ongoing, as is the Request for Judicial Review of the previous DIAND Minister's decision not to meet with Company officials. The Federal Court has assigned a court date of June 22, 2004 to deal with this matter, although the Company has sent a letter to the new DIAND Minister suggesting a compromise.

     In final consideration of the closure and reclamation plan submitted by the Company, the NWB has scheduled a series of meetings. They will culminate with a public hearing held in Arctic Bay from May 31st to June 4, 2004. Based on ongoing discussions with the regulators and their various experts and consultants, it is not anticipated that significant technical opposition to the closure and reclamation plan will be experienced.

     As part of the reclamation project, Wolfden Resources Inc. plans to have a crew on site during the summer season of 2004 to commence the dismantling of the industrial complex, consistent with the signed agreement between the parties.

     CARIBOU MINE

     The Caribou mine remained on care and maintenance throughout the first quarter of 2004. However, during the quarter an agreement was entered into with BIOTEQ Environmental Technologies Inc. of Vancouver, BC for mine dewatering, water collection and water treatment services at Caribou and Restigouche, as well as general site management. The agreement with BIOTEQ is for a period of six years and replaces various agreements that have previously been in place between the parties. The agreement is conditional upon a three-month transition period that is currently underway, following which a definitive operating agreement will be finalized.

     Caribou Mine Outlook

     Based on the most recent zinc and lead prices, the Company has reviewed the Caribou Re-Opening Plan completed in 2000. Taking current prices and exchange rates into consideration, the Company is currently evaluating the value of the property either as a stand-alone producer of base metals, or as satellite feed source for another producer. No conclusions have yet been reached with respect to this property.


SUMMARY OF QUARTERLY RESULTS

QUARTERLY RESULTS

                                              2002                              2003                             2004
                                     Q2         Q3          Q4        Q1          Q2         Q3         Q4         Q1
---------------------------------------------------------------------------------------------------------------------
Gross Sales Revenue ($ millions)     60.9      74.2        104.2      52.9      61.7       41.6       51.4       60.2
Net Earning (Loss) ($ millions)       1.2     (17.7)        (2.7)     (1.5)      9.2       (5.7)      (1.4)       2.2
  Per share basic                   $0.01    ($0.09)      ($0.01)    $0.00     $0.05     ($0.02)     $0.00      $0.01
  Per share diluted                 $0.01       N/A          N/A     $0.00     $0.05        N/A      $0.00      $0.01
YTD to the end of the Quarter
  (C$/US$)                         1.5741    1.5704       1.5701    1.5097    1.4537     1.4290     1.4004     1.3167
Average realized zinc price
  (US$/t)                             813       752          775       785       768        810        859      1,058
Average realized zinc price
  (C$/t)                            1,280     1,181        1,217     1,185     1,116      1,157      1,202      1,393
Concentrate tonnes sold            98,069   139,425      180,448    89,653   116,366     78,626     93,519     86,030

     The quantity of concentrate sold directly affects Gross sales revenue. The sale of concentrates can vary from quarter to quarter dependent on customer agreements and the timing of shipping. The Nanisivik mine closure in September 2002 reduced the amount of concentrate available for sale in subsequent quarters. As all sales are based in US dollars, changes in US/Canadian dollar exchange rates can impact the realized Canadian dollar Gross sales revenue.

     Net Earnings (Loss) in 2003 were positively impacted by the foreign exchange gain on the US dollar denominated debt as a result of the stronger Canadian dollar. As well, in the second quarter of 2003 the Company realized a one-time gain of $10.3 million on the sale of the Lapa properties in Quebec.


FIRST QUARTER                           8

     CHANGES IN ACCOUNTING POLICIES

     As of January 1, 2004, the Company adopted the following two new Accounting Policies.

     CICA Handbook Section 3870, Stock Based Compensation; the Company will expense the estimated fair value cost of compensation options issued in each period.

     CICA Handbook Section 3110, Asset Retirement Obligations; the Company is required to estimate the fair value of mine site reclamation based on the current laws and regulations. The fair value estimate is set up as an asset and a liability on the Balance Sheet, with the asset being amortized over the life of the mine. As the policy must be adopted retroactively to the point when each mine was acquired or the legal obligation arises, the depreciation related to prior periods was charged to Retained Earnings. The fair value estimate must be reviewed on a regular basis to reflect changes in laws and regulations, the estimated scope of work and estimated costs. It is important to note that in Honduras there is no legal obligation to conduct site reclamation. Accordingly, in the case of El Mochito mine, the Company is prevented, by accounting regulations, from setting up a liability representing the fair value estimate of the reclamation and closure costs the Company expects to incur upon depletion of El Mochito's reserves and resources sometime in the future.

     As a result of the Company adopting these two new standards, the Company restated its previously reported financial information. See note 1 to the interim consolidated financial statements for the period ended March 31, 2004 for the effects on adoption.

OUTSTANDING SHARE DATA AND
FULL DILUTION CALCULATION

     For a complete description of certain elements please refer to note 6 of the Company's 2003 annual consolidated financial statements.

SHARE DATA

            Common Shares or Securities Convertible
              into Common Shares                      April 19, 2004
            --------------------------------------------------------
            Common Shares                                344,490,932
            Share Option Plan - Options
              Weighted average exercise price $1.07.      13,597,434
            1,000,000 warrants granted at $0.21,
              expire May 8, 2005.                            500,000
            30,801,410 warrants granted at $0.20,
              15,400,705 expire March 2, 2007 and
              15,400,705 expire May 2, 2007.              30,801,410
            3,000,000 warrants granted at $0.19,
              expire March 27, 2006.                       2,000,000
            Warrants - exercise price at $1.00,
              expire January 28, 2009 -
              traded on TSX                               28,571,429
            --------------------------------------------------------
            FULLY DILUTED                                419,961,205
            Shares to be issued to Boliden pursuant
              to the acquisition of BWCL*                 18,000,000
            Warrants to be issued to Boliden
              pursuant to the acquisition of BWCL*         5,000,000
            --------------------------------------------------------
            FUTURE FULLY DILUTED                         442,961,205

     *The Company has not completed its due diligence review. Accordingly, this assumes that the transaction will be completed as proposed.

     OTHER INFORMATION

     Additional information regarding the Company is included in the Company's Annual Report on Form 20-F filed with the Canadian securities regulators and the United States Securities and Exchange Commission, a copy of which is posted on the SEDAR website at www.sedar.com.



                               /s/ Colin K. Benner


                              COLIN K. BENNER
                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

                              April 29, 2004




     CAUTIONARY NOTE

     CERTAIN STATEMENTS INCLUDED IN THIS 2004 FIRST QUARTER INTERIM REPORT, FINANCIAL STATEMENTS FOR THE PERIOD ENDED MARCH 31, 2004 AND MANAGEMENT'S DISCUSSION AND ANALYSIS ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THEY INCLUDE ESTIMATES AND STATEMENTS THAT DESCRIBE THE COMPANY'S FUTURE PLANS, OBJECTIVES AND GOALS, INCLUDING WORDS TO THE EFFECT THAT THE COMPANY OR MANAGEMENT EXPECTS A STATED CONDITION OR RESULT TO OCCUR. SUCH FORWARD-LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE THE ACTUAL RESULTS OR PERFORMANCE TO DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED IN SUCH STATEMENTS. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED ARE DESCRIBED ABOVE AND IN THE COMPANY'S MOST RECENT ANNUAL REPORT UNDER "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS" AND ANNUAL REPORT ON FORM 20-F UNDER "RISK FACTORS" ON FILE WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. THE COMPANY DISCLAIMS ANY OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS WHETHER AS A RESULT OF NEW INFORMATION, EVENTS OR OTHERWISE.


RENEWED COMMITMENT TO GROWTH            9              BREAKWATER RESOURCES LTD.


Breakwater Resources Ltd.
CONSOLIDATED BALANCE SHEETS
As at March 31, 2004 and December 31, 2003
(Expressed in thousands of Canadian dollars)


                                                                             MARCH 31,      December 31,
                                                                                  2004              2003
--------------------------------------------------------------------------------------------------------
                                                                            (Unaudited)        (Restated
                                                                                               - note 1)
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                    $  27,265         $   6,388
Accounts receivable - concentrate                                                7,955             7,450
Other receivables                                                                5,685             5,650
Concentrate inventory                                                           19,948            21,828
Materials and supplies inventory                                                23,512            23,783
Prepaid expenses and other current assets                                        4,389             1,905
Future tax assets                                                                    -             1,190
--------------------------------------------------------------------------------------------------------
                                                                                88,754            68,194
RECLAMATION DEPOSITS                                                               100               100
MINERAL PROPERTIES AND FIXED ASSETS                                            111,682           111,299
--------------------------------------------------------------------------------------------------------
                                                                             $ 200,536         $ 179,593
========================================================================================================

LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities                                     $  20,234         $  18,761
Provisional payments for concentrate inventory shipped and not priced            3,243             2,010
Short-term debt including current portion of long-term debt (note 2)               587            10,329
Income and mining taxes payable                                                    238               252
--------------------------------------------------------------------------------------------------------
                                                                                24,302            31,352
DEFERRED ROYALTY                                                                 1,340             1,340
LONG-TERM DEBT (note 3)                                                          1,416            15,517
RECLAMATION AND CLOSURE COST ACCRUALS (note 4)                                  35,161            34,253
FUTURE TAX LIABILITIES                                                           1,238               962
--------------------------------------------------------------------------------------------------------
                                                                                63,457            83,424
--------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock (notes 5(a) and 5(c))                                            321,924           287,790
Warrants (note 5(a))                                                             3,270                 -
Contributed surplus (note 5(c))                                                  2,120             1,991
Deficit                                                                       (188,102)         (190,291)
Cumulative translation adjustments                                              (2,133)           (3,321)
--------------------------------------------------------------------------------------------------------
                                                                               137,079            96,169
--------------------------------------------------------------------------------------------------------
                                                                             $ 200,536         $ 179,593
========================================================================================================


THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


FIRST QUARTER                          10


Breakwater Resources Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the Periods Ended March 31, 2004 and 2003
(Expressed in thousands of Canadian dollars except share and per share amounts)
(Unaudited)


                                                                                  THREE MONTHS ENDED
                                                                                      MARCH 31,
                                                                              2004                  2003
--------------------------------------------------------------------------------------------------------
                                                                                      (Restated - note 1)
Gross sales revenue                                                  $      60,172         $      52,910
Treatment and marketing costs                                               20,837                22,432
--------------------------------------------------------------------------------------------------------
Net revenue                                                                 39,335                30,478
--------------------------------------------------------------------------------------------------------

OPERATING COSTS
Direct operating costs                                                      26,792                26,214
Depreciation and depletion                                                   5,079                 6,504
Reclamation and closure costs (note 4)                                       1,076                 1,565
--------------------------------------------------------------------------------------------------------
                                                                            32,947                34,283
--------------------------------------------------------------------------------------------------------
CONTRIBUTION (LOSS) FROM MINING ACTIVITIES                                   6,388                (3,805)
--------------------------------------------------------------------------------------------------------
OTHER EXPENSES (INCOME)
General and administrative (note 6(c))                                       1,949                 1,375
Interest and financing                                                         142                   703
Investment and other income                                                     (7)                  (29)
Foreign exchange loss (gain) on U.S. dollar denominated debt                   431                (5,029)
--------------------------------------------------------------------------------------------------------
                                                                             2,515                (2,980)
--------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE THE FOLLOWING:                                        3,873                  (825)
--------------------------------------------------------------------------------------------------------

Other non-producing property costs                                           1,295                   583
Income and mining taxes                                                        389                    42
--------------------------------------------------------------------------------------------------------
                                                                             1,684                   625
--------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                          2,189                (1,450)
DEFICIT - BEGINNING OF PERIOD (as restated note 1)                        (190,291)             (190,942)
========================================================================================================
DEFICIT - END OF PERIOD                                              $    (188,102)        $    (192,392)
========================================================================================================

EARNINGS (LOSS) PER SHARE - BASIC (note 6)                           $        0.01         $       (0.01)
========================================================================================================
DILUTED EARNINGS PER COMMON SHARE (note 6)                           $        0.01         $         N/A
========================================================================================================
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (note 6)          343,811,000           195,509,000
========================================================================================================


THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


RENEWED COMMITMENT TO GROWTH           11              BREAKWATER RESOURCES LTD.


Breakwater Resources Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Periods Ended March 31, 2004 and 2003
(Expressed in thousands of Canadian dollars)
(Unaudited)


                                                                            THREE MONTHS ENDED
                                                                                 MARCH 31,
                                                                          2004              2003
------------------------------------------------------------------------------------------------
                                                                              (Restated - note 1)
CASH PROVIDED FROM (USED FOR)
OPERATING ACTIVITIES
Net earnings (loss)                                                   $  2,189         $ (1,450)
Non-cash items:
  Depreciation and depletion                                             5,079            6,504
  Foreign exchange loss (gain) on U.S. dollar denominated debt               -           (5,002)
  Other non-cash items                                                     141              (63)
  Future income taxes                                                    1,466               66
  Reclamation and closure cost accruals                                  1,076            1,565
------------------------------------------------------------------------------------------------
                                                                         9,951            1,620
Payment of reclamation and closure costs                                  (252)            (816)
Changes in non-cash working capital items (note 8)                       2,457            3,771
------------------------------------------------------------------------------------------------
                                                                        12,156            4,575
------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Issue of common shares for cash (note 5(a))                           34,134               54
  Issue of warrants for cash (note 5(a))                                 3,270                -
  Decrease in short-term debt                                           (9,760)          (1,880)
  Decrease in long-term debt                                           (14,106)               -
------------------------------------------------------------------------------------------------
                                                                        13,538           (1,826)
------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
  Reclamation deposits                                                       -              (75)
  Mineral properties and fixed assets                                   (4,957)          (3,264)
  Proceeds from sale of fixed assets                                       140                -
------------------------------------------------------------------------------------------------
                                                                        (4,817)          (3,339)
------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH                                             20,877             (590)
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                          6,388            6,435
------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF PERIOD                             $ 27,265         $  5,845
================================================================================================


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for:
  Interest                                                            $    175         $    743
  Income and mining taxes                                             $    126         $    108


THE ACCOMPANYING NOTES FORM AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


FIRST QUARTER                          12

Breakwater Resources Ltd.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Periods Ended March 31, 2004 and 2003
(Unaudited)


1.   BASIS OF PRESENTATION AND NEW PRONOUNCEMENTS

     BASIS OF PRESENTATION

     These interim consolidated financial statements of Breakwater Resources Ltd. (the "Company") for the three months ended March 31, 2004 and 2003 have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and follow the same accounting principles and methods of application as those disclosed in note 1 to the Company's consolidated financial statements for the year ended December 31, 2003, except for those new pronouncements described below. The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation. These interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements, and accordingly, should be read in conjunction with the Company's consolidated financial statements included in its 2003 Annual Report.

     NEW PRONOUNCEMENTS

     On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110 - "Asset Retirement Obligations" ("CICA 3110") which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase in the carrying amount of the related asset is generally recorded and then depreciated over the life of the asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

     CICA 3110 is applicable to obligations that are required to be settled as a result of an existing law, regulation or contract related to asset retirements.

     Previously, the Company provided for estimated reclamation and site restoration costs, where reasonably determinable, net of salvage value, on a unit-of-production basis over the estimated economic life of the related mine.

     The adoption of CICA 3110 has been applied retroactively and the effects on the consolidated financial statements are as follows:

     Increase (decrease) in Statement of Operations and Deficit amounts:

                                                 MARCH 31,
            ($000's)                                  2003
            ----------------------------------------------
            Depreciation and depletion                 474
            Reclamation and closure costs              976
            ----------------------------------------------
            Net loss                                 1,450
            Deficit - beginning of period           11,904
            ----------------------------------------------
            Deficit - end of period                 13,354
            Earnings per share                      ($0.01)


     Increase (decrease) in Balance Sheet amounts:

                                              DECEMBER 31,
            ($000's)                                  2003
            ----------------------------------------------
            ASSETS
            Mineral properties and fixed assets      3,958

            LIABILITIES
            Accounts payable and accrued
              liabilities                             (695)
            Reclamation and closure accruals        22,183

            SHAREHOLDERS' EQUITY
            Deficit                                 18,098
            Cumulative translation adjustment         (568)

     On January 1, 2004, the Company adopted the CICA Handbook Section 3870 - "Stock-based Compensation and Other Stock-based payments" ("CICA 3870") which requires that the Company use the fair value method of accounting and to recognize as compensation expense its stock-based compensation for employees.

     The adoption of CICA 3870 has been applied retroactively and the effects on the consolidated financial statements are as follows:

     Increase (decrease) in Statement of Operations and Deficit amounts:

                                                 MARCH 31,
            ($000's)                                  2003
            ----------------------------------------------
            Administrative expenses                     68
            ----------------------------------------------
            Net loss                                    68
            Deficit - beginning of period              183
            ----------------------------------------------
            Deficit - end of period                    251
            ----------------------------------------------
            Earnings per share                        $Nil

     Increase (decrease) in Balance Sheet amounts:

                                              DECEMBER 31,
            ($000's)                                  2003
            ----------------------------------------------
            Shareholders' Equity
            Capital stock                               47
            Contributed surplus                        409
            Deficit                                    456

     2003 FIGURES

     In addition to the restatements described under "New
Pronouncements" above, certain of the 2003 figures have been reclassified to conform to the 2004 presentation.


RENEWED COMMITMENT TO GROWTH           13              BREAKWATER RESOURCES LTD.

2.   SHORT-TERM DEBT

                                   MARCH 31,  December 31,
            ($000's)                    2004          2003
            ----------------------------------------------

            Syndicated Credit Facility
            - Revolver                     -         6,462
            - Non-Revolving Credit
                Facility, current portion  -         1,266
                (note 3)
            - Supplemental Term Credit
                Facility, current portion  -           467
                (note 3)
            Customer prepayments for
                zinc concentrate           -           646
            Other                        587         1,488
            ----------------------------------------------
                                         587        10,329

     On January 30, 2004, the Revolver was fully repaid. The Revolver is still available to be drawn against.

3.   LONG-TERM DEBT

                                   MARCH 31,  December 31,
            ($000's)                    2004          2003
            ----------------------------------------------
            Non-Revolving
              Credit Facility (note 2)     -        11,393
            Supplemental Term              -         4,201
              Facility (note 2)
            Reimbursable government
              assistance, discounted
              at rate of 8%            1,416         1,412
            Customer prepayments for
              zinc concentrates            -           646
            Other                          -         1,277
            ----------------------------------------------
            Total                      1,416        18,929
            Less current portion           -         3,412
            ----------------------------------------------
                                       1,416        15,517

     On January 30, 2004, the Non-Revolving Facility and the Supplemental Term Facility were fully repaid and cannot be redrawn. The repayment of the Company's various credit facilities was provided from using a portion of the proceeds from the sale of units to a syndicate of underwriters (SEE NOTE 5(A)).

4.   RECLAMATION AND CLOSURE COSTS ACCRUALS

     The Reclamation and Closure Costs Accruals shown on the balance sheet of $35,161,000 (December 31, 2003 - $34,253,000) includes the liability for asset retirement obligations of $30,884,000 (December 31, 2003 - $30,237,000) (SEE
NOTE 1 "NEW PRONOUNCEMENTS" ABOVE).

            ($000's)
            ----------------------------------------------
            As at December 31, 2003                 30,237
            Accretion (included in reclamation
              and closure costs)                       540
            Impact of foreign exchange                 107
            ----------------------------------------------
            As at March 31, 2004                    30,884

        The undiscounted amount of estimated cash flows required to settle the asset retirement obligations as at March 31, 2004 was $40,899,000 (December 31, 2003 - $40,770,000). The expected timing of payments of the cash flows ranges from the year 2004 to 2017 and the credit-adjusted risk-free rates at which the estimated cash flows have been discounted ranges from 7.17% to 7.89%.

5.   CAPITAL STOCK AND STOCK OPTIONS

     (A)  Common Shares

                                                  NUMBER OF
            (000's)                                  SHARES     AMOUNT
            ----------------------------------------------------------
            As at December 31, 2003 -
              as originally reported                285,790  $ 287,743
            Adjustment relating to options
              exercised under stock-based
              compensation (see note 1)                   -         47
            ----------------------------------------------------------
            December 31, 2003 - Restated            285,790    287,790
            Common shares issued for cash
              (see below)                            57,143     33,757
            Exercise of warrants                      1,250        243
            Value ascribed to options exercised
              under stock-based compensation
              (see (c) below)                             -         57
            Adjustment to flow-through
              shares costs                                -          3
            Employee share purchase plan                212         74
            ----------------------------------------------------------
            As at March 31, 2004                    344,395  $ 321,924

     On January 28, 2004, the Company completed the sale of 57,142,858 units to a syndicate of underwriters at a purchase price of $0.70 per unit, for net proceeds of $37,027,000, net of costs of issue of approximately $2,973,000. Each unit consisted of one Common Share and one-half of one Common Share purchase warrant. Each whole warrant entitles the holder to acquire one Common Share at a price of $1.00 at any time until January 28, 2009. The fair value of the warrants, net of costs of issue, of $3,270,000 is shown separately under shareholders' equity on the balance sheet as "Warrants".

     (B)  Options transactions were as follows:

                                                             WEIGHTED-
                                              OPTIONS          AVERAGE
                                              (000's)   EXERCISE PRICE
            ----------------------------------------------------------
            As at December 31, 2003             8,885            $1.25
            Granted                               915             0.75
            Exercised                            (134)            0.19
            Cancelled                             (19)            1.34
            ----------------------------------------------------------
            As at March 31, 2004                9,647            $1.22

     The following table summarizes the information about the share options outstanding at March 31, 2004:

                                         OPTIONS OUTSTANDING                      OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------------------
                            NUMBER             WEIGHTED-                           NUMBER
                       OUTSTANDING               AVERAGE                      EXERCISABLE
                             AS AT             REMAINING        WEIGHTED-           AS AT       WEIGHTED-
RANGE OF             MAR. 31, 2004           CONTRACTUAL          AVERAGE   MAR. 31, 2004         AVERAGE
EXERCISE PRICES            (000's)                  LIFE   EXERCISE PRICE         (000's)  EXERCISE PRICE
---------------------------------------------------------------------------------------------------------
$0.18 - $0.29                4,972      8 years 259 days            $0.22           3,504           $0.22
$0.64 - $0.75                1,015       7 years 11 days            $0.74             530           $0.74
$0.95 - $2.00                1,261      4 years 179 days            $1.33           1,261           $1.33
$2.05 - $3.35                1,492      3 years 139 days            $2.93           1,492           $2.93
$3.75 - $8.20                  907      5 years 179 days            $4.33             907           $4.33
---------------------------------------------------------------------------------------------------------
                             9,647                                                  7,694


FIRST QUARTER                          14

     (C) The Company's share option plan is disclosed in note 6(g) of the Company's consolidated financial statements for the year ended December 31, 2003. Compensation expense for the stock-based compensation plan for employees has been determined based upon the fair value of awards granted on or after January 1, 2002. The compensation expense for 2004 of $186,000 (2003 - $68,000) is included in "General and administrative" on the consolidated statements of operations and deficit. Compensation expense net of options exercised of $129,000 (2003 - $68,000), and options exercised of $57,000 (2003 - $Nil) were credited to "Contributed Surplus" and Capital stock" respectively, under the shareholders' equity on the balance sheet.

     The fair value of each option grant has been estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:
                                   MARCH 31,    March 31,
                                        2004         2003
     ----------------------------------------------------
     Expected life (years)                10           10
     Risk free interest rate           3.98%        4.83%
     Expected volatility                 33%          48%
     Dividend yield                       0%           0%

6.   EARNINGS (LOSS) PER SHARE

     Earnings (Loss) per Share ("EPS") has been calculated using the weighted-average number of shares outstanding during the period. The diluted EPS gives effect to the exercise of all outstanding options and warrants. Diluted earnings per Common Share data is not presented for 2003, as the exercise of options would not have been dilutive in 2003.

     The calculation of diluted earnings per share assumes that options and warrants with an exercise price lower than the average quoted market price were exercised at the later of the beginning of the period, or time of issue. In applying the treasury stock method, options and warrants with an exercise price greater than the average quoted market price of the Common Shares are not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average quoted market price of the Common Shares during the three months ended March 31, 2004 was $0.69 (2003 - $0.22).

                                       Three months ended
                                            March 31,
                                   ----------------------
     (000's)                            2004         2003
     ----------------------------------------------------
     Weighted-average number of
       Common Shares outstanding     343,811      195,509
     Incremental Common Shares
       on assumed exercise of
       options and warrants           27,649            -
     ----------------------------------------------------
     WEIGHTED-AVERAGE NUMBER
       OF COMMON SHARES USED
       FOR DILUTED EARNINGS
       PER SHARE                     371,460      195,509

7.      SEGMENT INFORMATION


FOR THE THREE MONTHS ENDED MARCH 31, 2004
($000's)
(Unaudited)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 CORPORATE
                                                                                                                    AND    CONSOL-
GEOGRAPHIC LOCATION                    LATIN AMERICA                            CANADA                  TUNISIA    OTHER   IDATED
------------------------------------------------------------------------------------------------------------------------------------
                                      EL      EL            NANIS-           BOUCHARD   LANG-
OPERATING SEGMENT                MOCHITO   TOQUI              IVIK  CARIBOU   -HEBERT    LOIS          BOUGRINE
                                    MINE    MINE    TOTAL     MINE     MINE      MINE    MINE    TOTAL     MINE
------------------------------------------------------------------------------------------------------------------------------------
Net revenue                        9,951   3,326   13,277        -        -    19,697       -   19,697    7,047     (686)    39,335
Depreciation and depletion          (858)   (743)  (1,601)       -        -    (1,615)      -   (1,615)  (1,771)     (92)    (5,079)
Reclamation and closure costs       (159)    (74)    (233)    (179)    (91)      (437)      -     (707)    (136)       -     (1,076)
Contribution (loss) from mining
  activities                       2,033     (92)   1,941     (179)    (91)     6,579       -    6,309   (1,084)    (778)     6,388
General and administrative             -       -        -        -        -         -       -        -        -   (1,949)    (1,949)
Interest and financing                 -       -        -        -        -         -       -        -        -     (142)      (142)
Investment and other income            -       -        -        -        -         -       -        -        -        7          7
Foreign exchange loss on
  US dollar denominated debt           -       -        -        -        -         -       -        -        -     (431)      (431)
Other non-producing property
  income (costs)                       -       -        -     (935)    (337)        -     (21)  (1,293)       -       (2)    (1,295)
Income and mining taxes              (49)      -      (49)       -        -      (276)      1     (275)       -      (65)      (389)
Net earnings (loss)                1,984     (92)   1,892   (1,114)    (428)    6,303     (20)   4,741   (1,084)  (3,360)     2,189

Capital expenditures                 878   2,793    3,671        -        -       414     386      800       80      406      4,957
Identifiable assets               35,084  35,679   70,763    6,822    1,555    20,959  42,947   72,283   23,797   33,693    200,536

     Information about major customers

     Of the Company's total consolidated net revenue in the three months ended March 31 2004, revenue from one customer of $19,714,000 originated from the Bouchard-Hebert Mine and revenue from another customer of $4,217,000 originated from the El Mochito Mine.


RENEWED COMMITMENT TO GROWTH           15              BREAKWATER RESOURCES LTD.


FOR THE THREE MONTHS ENDED MARCH 31, 2003
($000's)
(Unaudited) (Restated - note 1)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 CORPORATE
                                                                                                                    AND    CONSOL-
GEOGRAPHIC LOCATION                    LATIN AMERICA                            CANADA                  TUNISIA    OTHER   IDATED
------------------------------------------------------------------------------------------------------------------------------------
                                      EL      EL            NANIS-           BOUCHARD   LANG-
OPERATING SEGMENT                MOCHITO   TOQUI              IVIK  CARIBOU   -HEBERT    LOIS          BOUGRINE
                                    MINE    MINE    TOTAL     MINE     MINE      MINE    MINE    TOTAL     MINE
------------------------------------------------------------------------------------------------------------------------------------
Net revenue                        8,206   4,266   12,472    2,287        -    12,950       -   15,237    2,769        -     30,478
Depreciation and depletion        (1,145)   (598)  (1,743)       -        -    (2,660)      -   (2,660)  (2,031)     (70)    (6,504)
Reclamation and closure costs       (189)    (79)    (268)    (836)     (85)     (300)      -   (1,221)     (76)       -     (1,565)
Loss from mining activities         (382)   (139)    (521)  (1,219)     (85)      (35)      -   (1,339)  (1,875)     (70)    (3,805)
General and administrative             -       -        -        -        -         -       -        -        -   (1,375)    (1,375)
Interest and financing                 -       -        -        -        -         -       -        -        -     (703)      (703)
Investment and other income            -       -        -        -        -         -       -        -        -       29         29
Foreign exchange gain on
  US dollar denominated debt           -       -        -        -        -         -       -        -        -    5,029      5,029
Other non-producing property
  costs (income)                       -       -        -     (141)    (445)        -     (21)    (607)       -       24       (583)
Income and mining taxes              (34)      -      (34)       -        -       (66)      1      (65)     157     (100)       (42)
Net (loss) earnings                 (416)   (139)    (555)  (1,360)    (530)     (101)    (20)  (2,011)  (1,718)   2,834     (1,450)

Capital expenditures                 152   1,556    1,708      (19)       -         -     490      471      362      723      3,264
Identifiable assets               37,102  34,561   71,663   11,294    3,534    29,410  40,410   84,648   34,272   16,200    206,783

     Information about major customers

     Of the Company's total consolidated net revenue in the three months ended March 31, 2003, revenue from one customer of $12,454,000 originated from the Bouchard-Hebert Mine and revenue from another customer of $3,505,000 consisted of $2,057,000 that originated from the El Toqui Mine and $1,448,000 that originated from the Bougrine Mine.

8.   ANALYSIS OF CHANGES IN NON-CASH WORKING CAPITAL ITEMS

                                                              Three months ended
                                                                  March 31,
                                                    ----------------------------
($000's)                                                      2004         2003
--------------------------------------------------------------------------------
                                                                      (Restated
                                                                      - note 1)

Accounts receivable - concentrate                            (360)       10,767
Other receivables                                             (35)        1,230
Concentrate and materials and supplies inventory            2,734          (613)
Prepaid expenses and other current assets                  (2,431)       (1,211)
Accounts payable and accrued liabilities                    1,352        (2,012)
Provisional payments for concentrate inventory
  shipped and not priced                                    1,211        (4,258)
Income and mining taxes payable                               (14)          132)
--------------------------------------------------------------------------------
                                                            2,457         3,771

-----------------------------------------------------------------------------------------------------------------------------
MANAGEMENT AND CORPORATE INFORMATION

DIRECTORS                    TRANSFER AGENT AND                    Computershare Trust         E-MAIL
Garth A. C. MacRae           REGISTRAR                               Company Inc.              investorinfo@breakwater.ca
CHAIRMAN                     Computershare Trust Company of        350 Indiana Street,
Colin K. Benner Gordon F.    Canada 100 University Ave., 9th Flr   Suite 800                   WEBSITE www.breakwater.ca
Bub Donald K. Charter        Toronto, ON M5J 2Y1                   Golden, Colorado
Jonathan C. Goodman Allen    Tel: (514) 982-7555                   U.S.A. 80401                SHARES TRADED
J. Palmiere A. Murray             (800) 564-6253                   Tel: (303) 262-0600         Toronto Stock Exchange
Sinclair, Jr.                Fax: (416) 263-9524                   Fax: (303) 262-0603         Symbol - BWR
                                  (866) 249-7775
OFFICERS                     E-Mail: service@computershare.com     CORPORATE AND               AUDITORS
Colin K. Benner              www.computershare.com                 REGISTERED OFFICE           Deloitte & Touche LLP
  PRESIDENT AND CEO                                                95 Wellington Street West   Suite 1700
John D. Bracale              CO-TRANSFER AGENTS                    Suite 950                   5140 Yonge Street
  VP, LATIN AMERICA AND      Computershare Trust                   Toronto, Ontario M5J 2N7    Toronto, ON M2N 6L7
  CORPORATE LOGISTICS          Company of Canada                   Tel: (416) 363-4798         Tel: (416) 601-6150
Richard R. Godfrey           510 Burrard Street                    Fax: (416) 363-1315
  VP, FINANCE AND CFO        2nd Floor
  (ACTING)                   Vancouver, BC V6C 3B9
J. Steven Hayes
  VP, MARKETING
William M. Heath
  VP, ADMINISTRATION
Torben Jensen
  VP, ENGINEERING
John B. McCombe
  VP, LATIN AMERICAN
  OPERATIONS
Norman L. Calder
  TREASURER
Leroy A. Fong
  CONTROLLER
E. Ann Wilkinson
  CORPORATE SECRETARY

FIRST QUARTER                          16